[Sullivan & Cromwell Letterhead]
Via Hand Delivery and EDGAR
January 30, 2006

Mr. Mark Webb,
Legal Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Thomas Weisel Partners Group, Inc.
Registration Statement on Form S-1
File No. 333-129108
Dear Mr. Webb:
     On behalf of our client, Thomas Weisel Partners Group, Inc. (the “Company”), we have set forth below the Company’s responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 27, 2006, relating to Amendment No. 2 (“Amendment No. 2”) to the Company’s registration statement on Form S-1 (File No. 333-129108) (the “Registration Statement”). The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 includes the Company’s responses to the Staff’s comments, as reflected in this response letter and prior telephone conversations we have had with the Staff.
     Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding

Mr. Mark Webb
initiated by the Commission or any person under the federal securities laws of the United States.
     For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.
Summary Consolidated Financial Data, page 7
Selected Consolidated Financial And Other Data, page 41
1.	Label the existing Pro Forma table to read Pro Forma, as adjusted and reflect the amounts presented on the consolidated statements of operations.
     The Company has revised the disclosures at pages 7 and 43 in response to the Staff’s comment. The amounts presented have been revised to reflect the amounts presented on the consolidated statement of operations, as revised to respond to the Staff’s other comments.
2.	Expand the Pro Forma table and related notes to present pro forma net earnings, as adjusted for the offering, pro forma diluted earnings per share as adjusted for the offering, pro forma stockholders’ equity, as adjusted for the offering and pro forma book value per share as adjusted for the offering.
     The Company has revised the disclosures on pages 7-9, 33-34, 37-38 and 43-44 in response to the Staff’s comment.
3.	Revise note (d) to state the dollar value estimate of the non-cash compensation expense associated with the initial grant of restricted stock units to employees under the equity incentive plan for the year ended December 31, 2004 and the number of shares to which it relates.
     The Company has revised the disclosures at pages 8-9 and 43-44 to include a new note (f) that responds to the Staff’s comment.
Risks Related To This Offering And Our Shares
We Will Be Controlled By Our Partners Whose Interests May Differ From Those Of Other Stockholders, page 21
4.	Tell us how Thomas Weisel and the five other members of the company’s executive committee will collectively own 25.4% of the company’s common stock upon completion of the offering. Refer to page 98 and tell us your consideration of Robert W. Kitts’ common stock ownership, if any.

Mr. Mark Webb
     The Company supplementally advises the Staff that the equity ownership of Thomas Weisel and the five other members of the Company’s Executive Committee subsequent to the completion of the offering is as follows

	Number	Percentage
Thomas W. Weisel	2,653,905	12.56%
Timothy J. Heekin	589,026	2.79%
Blake J. Jorgensen	541,499	2.56%
Robert W. Kitts	517,735	2.45%
Paul S. Slivon	541,499	2.56%
Mark Manson	517,735	2.45%

	5,361,399	25.37%
     Because Mr. Kitts became one of our Named Executive Officers based on his compensation for the year ended December 31, 2005, his common stock ownership has been added to the table on page 101. Mr. Manson was not among the most highly compensated executive officers for the year ended December 31, 2005 and has been replaced by Mr. Kitts in the table on page 101.
Dilution, page 25
5.	We note the paragraph at the end of your response letter dated January 17, 2006 discussing your reasons for deleting the table and related disclosure contrasting the cash contribution of public investors and the effective cash contribution of existing stockholders. In our view, this disclosure is material and should be included in the Dilution discussion. Please revise accordingly.
     Following discussions with the Staff and taking into account Staff guidance to the effect that the effective cash cost for shares in the Company held by existing stockholders should be determined on the basis of the book value of members’ equity interests contributed in exchange for shares of the Company’s common stock in the reorganization, the Company has revised the disclosure on page 27 in response to the Staff’s comment.
Capitalization, page 28
6.	Revise the total historical capitalization at September 30, 2005 to show the appropriate arithmetical sign.

Mr. Mark Webb
     The Company has revised the disclosure on page 29 to correct the typographical error.
Unaudited ProForma Condensed Consolidated Financial Information, pages 30-38
7.	Revise the pro forma, compensation and tax adjustments column and related notes to delete the effects of initial public offering awards. In this regard the staff assumes that these awards are to be granted on the date of the consummation of the offering. The pro forma, as adjusted column should reflect the amounts presented on the face of the consolidated statements of operations. A column along with related notes may be added to present pro forma adjustments for the offering along with a total column labeled pro forma, as adjusted for the offering.
     The Company has revised the disclosures on pages 33-34 and the related notes in response to the Staff’s comment. The Company has also made conforming changes in other related sections of the Registration Statement.
8.	Provide a separate note to the statement of operations information to state the basis for the expense related to initial public offering awards. State when the awards will be granted, the parties to which they will be grated, and the terms of the award. Disclose if such awards are based on a formula or are given on a discretionary basis. With reference to the applicable accounting literature, quantify the amount that will be recorded to non-cash compensation expense and the period over which it will be recorded considering future service requirements, if any. In addition, state how the shares underlying these restricted stock units will be considered for purposes of calculating basic, diluted and book value per share amounts. Other related sections of the filing should be expanded, as applicable.
     The Company has revised the disclosure on pages 37-38 to add a new note (g) in response to the Staff’s comment. The Company has also made conforming changes in other related sections of the Registration Statement.
Consolidated Statements Of Financial Condition, page F-3
9.	Revise the net allowance for doubtful loans at September 30, 2005 and December 31, 2004, respectively to be consistent with the information presented in Note 7.
     The Company has revised the disclosure on page F-3 in response to the Staff’s comment.

Mr. Mark Webb
Consolidated Statements Of Operations, page F-4
10.	Revise the presentation of the pro forma computation related to conversion to corporation to reflect only the adjustments for tax and compensation expense resulting from the issuers change from a LLC to corporate form. In this regard, it appears that the effects of the line item titled pro forma initial public offering awards should be deleted and basic and diluted common shares outstanding should be revised to exclude offering shares.
     The Company has revised the disclosures on page F-4 in response to the Staff’s comment.
Note 19 – Pro Forma Computation Related to Conversion To Corporation (Unaudited), page F-30
11.	Expand the note to state that the presentation also reflects compensation and benefits expense and an additional tax benefit for income taxes as if the company had been a corporation during the related periods.
     The Company has revised the disclosure at page F-30 in response to the Staff’s comment.

Mr. Mark Webb
* * *
     As previously discussed with the Staff, the Company began the marketing process for its initial public offering with the distribution of its preliminary prospectus, dated January 17, and expects to be in a position to complete the offering and establish a public offering price on Wednesday, February 1. Accordingly, subject to resolution of these remaining comments, the Company and the lead underwriters intend to submit requests that the Registration Statement be declared effective Wednesday afternoon. The Staff’s continued cooperation in clearing these additional comments and assisting the Company in meeting its financing goals would be greatly appreciated. Please do not hesitate to call me on (650) 461-5620 with any questions that you may have with respect to the foregoing.

Very truly yours,

Scott D. Miller

cc:	Mr. Donald Walker
Mr. Gregory Dundas
Ms. Christina Harley
Ms. Sara Crovitz
(Securities and Exchange Commission)

Mr. David A. Baylor
Mr. Mark P. Fisher
Mr. Robert K. West
Mr. Jack Helfand
(Thomas Weisel Partners)

Mr. Jeffrey D. Saper
Mr. Robert G. Day
(Wilson Sonsini Goodrich & Rosati, P.C.)